Filed by NRG Energy, Inc.

Commission File No. 001-15891

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended

Subject Company:

GenOn Energy, Inc.

Commission File No. 001-16455

NRG Energy, Inc. 211 Carnegie Center Princeton, NJ 08540

Date:	Aug. 7, 2012

To:	NRG and GenOn staff

From:	David Crane–President and CEO, NRG Energy

Subject:	The post-merger NRG senior management team

Today, I am announcing the senior management team that will lead the combined company after the transaction closes, together with certain modest changes in our organizational structure going forward.

My NRG colleagues will be pleased to know that our fundamental organizational approach to our core business—a modified matrix structure involving both centralized business/administrative functions and “regionalized” organizations designed to focus on the totality of our business activities in each of our three core regional markets—will not change as a result of the merger.

The matrix, and the key role played by our regional organizations within it, are borne of my conviction that the power business is a fundamentally local business of profound importance to local stakeholders and, as such, a purely centralized organization is both more likely to run afoul of local concerns and less likely to be successful in pursuing locally driven growth opportunities. The matrix, and the regional organizations, will become ever more important as the company pursues ever more distributed generation growth initiatives.

Likewise, we don’t anticipate any fundamental change at this time in how we are currently organized to pursue retail, new businesses or a “new” class of non-load serving entities through the Chief Customer Officer organization. As such, the focus of this memo, and the attached documents, is on the “headquarters” functions and the regional organization leadership positions.

OPERATIONS

Plant Operations, Commercial Operations, EPC, Environmental and Thermal will continue to report up through the Chief Operating Officer, Mauricio Gutierrez. In addition, reporting to the COO, will be a new, expanded “Product Development and Origination” function that is aimed at deploying the broader and deeper capabilities of our Company for the benefit of an expanded class of customers than has historically been served by our Origination Group. In its product development role, this group will equally support the sales and marketing activities of the CCO organization. Smaller “operational support” functions, also reporting directly to the COO, will be included in the next organizational announcement.

•                  Fran Sullivan will be responsible for operation and maintenance of the new Company’s wholesale generation fleet. Most of Fran’s direct reports will be named in our next organizational announcement later this month, but consistent with the commitment of both companies to “safety first,” Susan Rogers will head safety and operational training.

•                  Chris Moser will be the head of Commercial Operations, responsible for all of the Company’s trading operations, structuring, real-time operations and hedging activities on behalf of both the wholesale and retail arms of our business.

•                  Ben Trammell will oversee the Company’s engineering and construction activities including oversight of our $5 billion portfolio of solar projects currently under construction.

•                  Robert Gaudette will join the combined company and lead the newly formed Product Development and Origination Group, described above, from our Houston office.

•                  Walter Stone will also join the combined company and be responsible for environmental policy, compliance and reporting; the econrg initiative promoting sustainable practices within NRG; and corporate responsibility reporting as head of Environmental. Walter will be based in Washington, D.C.

•                  Michael Carroll will continue to head NRG’s Thermal business, which, among other things, leads our nationwide efforts to develop, construct, operate and maintain industrial scale combined heat & power projects.

FINANCE

Treasury, Accounting, Risk, Tax, Budgets & Planning and Internal Audit will continue to report to the Chief Financial Officer, Kirk Andrews.

•                  Gary Garcia, will join the combined company and serve as Treasurer, leading our corporate, structured and project finance efforts as well as the Company’s cash management and debt compliance functions. Gary will be relocating to the Princeton office and will succeed Chris Sotos, NRG’s current Treasurer, who will move over to strategy and M&A, reporting directly to me.

•                  Ron Stark will direct NRG’s financial accounting and reporting activities as Chief Accounting Officer.

•                  Glen Mackey will oversee the Company’s risk management activities as Chief Risk Officer, which encompasses both risk controls associated with our commercial operations activities and enterprise risk management (ERM).

•                  Dan Keane will oversee NRG’s tax compliance and reporting functions as well as collaborate on our efforts to optimize the considerable tax attributes of the new company.

•                  David Callen will manage NRG’s budgeting, financial planning and analysis function, and provide real-time support to integration planning and execution as well as to our ongoing Investor Relations efforts.

•                  Debra Holmes will lead the evaluation of business processes and reporting as the head of Internal Audit.  Debra will continue to be based in Houston.

ADMINISTRATION

Human Resources, Information Technology, and Supply Chain—three groups that have critically important roles to play in the successful integration of GenOn and NRG as well as in the optimization of the scale benefits that are an important driver of the merger—will continue to report to the Chief Administrative Officer, Patti Helfer. In addition, two smaller groups responsible for Facilities and Special Events/Charitable Giving, also will report directly to the CAO as we seek to capture the cost synergies associated with the management and commercial arrangements surrounding our facilities and improve the coordination of the new Company’s considerable charitable giving activities.

•                  Tanuja Dehne will be the head of Human Resources, with  responsibilities for payroll and benefits, talent management, and employee and labor relations.  Tanuja also will be focused on continuing her efforts, already under way, to realize the full talent potential of the Company’s personnel and implement a best-in-industry approach to career development and succession planning.

•                  Donna Benefield will join the combined Company as head of IT, in which capacity she will be responsible for full integration of the Company’s IT platform in as effective and as efficient a manner as possible. Donna will be based in Houston.

•                  Chris Haas will be responsible for all procurement and supply chain management, including vendor relationships. It will be the responsibility of Chris and his team to ensure that we are obtaining and realizing the full procurement benefit associated with being the second largest power generation company in the United States.

LEGAL AND GOVERNMENT AFFAIRS

The legal and regulatory and corporate compliance groups, as well as the Company’s Corporate Secretary, will continue to report to the General Counsel. The Federal Government Affairs Group, which previously reported directly to me, henceforth will report to the General Counsel. The General Counsel will be directly responsible for managing the new Company’s presence in Washington, D.C, while regional, state and local regulatory and government affairs groups will henceforth report directly to the regional presidents.

David R. Hill, who currently works for neither GenOn nor NRG, will join NRG as General Counsel starting on September 4. At that time, the previously mentioned organizational changes will take effect. David joins NRG from Sidley Austin LLP, where he was a partner and co-head of the firm’s Global Energy Practice. Prior to joining Sidley, David served as General Counsel of the U.S. Department of Energy from August 2005 to January 2009 and, for the four years prior to that, as Deputy General Counsel of the DOE, a period during which the DOE was headed by Spencer Abraham, currently a member of the GenOn Board of Directors. David will relocate to Princeton from his present home in Washington, D.C.

Upon David’s arrival in September, Chris O’Hara will return to Regional General Counsel for the Gulf Coast Region (including Reliant), a position he had just taken up in May when I asked him to step in as NRG’s interim General Counsel in June. Similarly, Rick Bluntzer will return his focus to being head of Government and Regulatory Affairs for the Gulf Coast Region and managing our Austin office. On behalf of the whole Company, I want to express my profound gratitude to both Chris and Rick for the work done by them in their expanded capacities over the past several months.

David’s other direct reports will be named in the next organizational announcement later this month.

THE REGIONS

As previously announced, our regional structure will continue with Lee Davis serving as President of the East Region, John Ragan serving as President of the Gulf Coast Region and John Chillemi taking over for Tom Doyle as President of the West Region. John Chillemi will continue to be based in northern California. Also as previously announced, Tom Doyle will focus on his position as president and CEO of the thriving NRG Solar business.  Further details about organizational changes within the regions and any changes to NRG Solar will be included in the next organizational memo later this month.

INTEGRATION

As previously announced, Anne Cleary will lead the post-closing integration efforts for the new company. In that capacity, she will report directly to me and serve as a full member of the executive leadership team of the company. Anne also will chair the internal integration steering committee that already has been set up by the two companies to plan for the integration and then monitor its implementation. Working directly with Anne on the integration effort will be Greg Kennedy of GenOn as well as Dave Frank, who will continue to support the CAO in various administrative analyses.

REMAINING DIRECT REPORTS OF THE CEO

As noted previously at the beginning of this memorandum, there are comparatively fewer changes in the areas of Retail, CCO and New Businesses arising out of the GenOn transaction since Genon was not previously pursuing those types of business opportunities. However, there have been some modifications to scope of responsibilities for my direct reports in these areas that should be noted.

In addition to Kirk, Mauricio, Anne, Patti, David and the regional presidents (including Solar) who will report directly to me, I also am naming, for clarification purposes, the remaining senior managers who will report directly to me.

•                  CCO/Reliant. Jason Few will continue to lead our emerging effort to provide integrated retail and cleaner energy solutions to national retail customers as Chief Customer Officer of NRG. Jason also will continue to serve as President of Reliant.

•                  Marketing & Communications. Karen Jones will continue to serve as Chief Marketing Officer, acting in that capacity on behalf of both NRG and Reliant. She and her team’s responsibilities will include all public relations, brand management, advertising, sponsorships, external special events and creative services. Consistent with the Company’s increased focus on presenting a consistent and compelling brand message to our end-use business and individual customers, the communications function of NRG, which previously reported directly to me, henceforth will report up through Karen in her capacity as Chief Marketing Officer of NRG.

•                  New Business Group. Denise Wilson will continue to act as President of the New Businesses, in which capacity she will oversee their business planning and implementation, resource allocation and incubation of the earlier stage initiatives. For the benefit of GenOn personnel unfamiliar with our New Business Group, it includes “established” retail electricity providers Green Mountain Energy and Energy Plus Holdings, led by Jim Steffes and Steve Barnes, respectively. It also includes “fledgling” new businesses like eVgo, our electric vehicle charging infrastructure company, and Petra Nova, our Carbon Capture & Sequestration/Enhanced Oil Recovery development company, both of which are based in Houston. eVgo and Petra Nova are led by Arun Banskota and Jeff Baudier, respectively. NRG also has late stage venture capital investments in vehicle-to-grid (eV2G), Geostellar and a series of investments made through Energy Technology Ventures, our $300 million joint venture with the venture capital arms of General Electric and ConocoPhillips. These VC investments are managed by Denise and Bruce Chung. Finally, Denise, together with Steve Chan, is leading NRG’s cross-company effort to develop our response to the opportunity and the challenge represented by residential solar.

•                  Public Policy. Steve Corneli will continue to focus on the vast range of public policies, from Dodd-Frank to CSAPR, that could impact our business in the future. In this regard, I have asked him to form a small coordinating committee with David Hill and Walter Stone to work with me at the federal, state and local levels and, where appropriate, internationally.

•                  Investor Relations. Chad Plotkin will lead Investor Relations, our continuing effort to interface with the shareholders, our owners.

As you review the considerable detail contained within this memorandum, it is important to remember that timing is a critical factor in all of this. With the exception of the integration planning role that is being performed by Anne Cleary on behalf of both companies, none of the changed roles noted herein involving GenOn executives and employees take effect until this transaction closes. In the interim, NRG and GenOn will continue to operate as separate companies and the GenOn employees named above will continue in their current roles at GenOn.

Within NRG, we will be making the relatively modest organizational changes described herein in advance of closing so that we may “hit the ground running” upon closing. Unless otherwise specifically noted, organizational changes noted in this memo involving only NRG personnel will take effect upon shareholder approval of the transaction, which is expected in the October timeframe.

With the senior management in place, we expect to move directly to identify the next tiers of management from among the very capable leaders and managers that work for NRG and GenOn. You should expect an announcement in that regard before the end of this month. Anne Cleary, as the head of the integration planning effort, and I remain committed to letting everyone in both companies know their status no later than October 15. In the meantime, I appreciate both your patience and your professional dedication to the job at hand, which is to remain singularly focused on safely delivering successful results for each individual company.

Corporate and Wholesale Organization

President & CEO David Crane
CMO K. Jones
TBA
CCO J. Few
TBA
CIO A. Cleary
Integration G. Kennedy D. Frank
CFO K. Andrews
Treasury G. Garcia
Chief Accounting Officer R. Stark
Risk G. Mackey
Tax D. Keane
FP&A D. Callen
Internal Audit D. Holmes
COO M. Gutierrez
Plant Operations F. Sullivan
Safety S. Rogers
TBA
Commercial Operations C. Moser
DEC B. Trammell
Product Development & Origination R. Gaudette
Environmental W. Stone
Thermal M. Carroll
TBA
CAO P. Helfer
Human Resources T. Dehne
Information Technology D. Benefield
Supply Chain C. Haas
TBA
General Counsel D. Hill
Corp Secretary B. Curci
TBA
Regions
East L. Davis
Gulf J. Ragan
West J. Chillemi
Solar T. Doyle

Excludes Smaller Corporate Departments

Forward Looking Statements

In addition to historical information, the information presented in this communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks and uncertainties and can typically be identified by terminology such as “may,” “will,” “should,” “could,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “expect,” “intend,” “seek,” “plan,” “think,” “anticipate,” “estimate,” “predict,” “target,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed transaction between NRG and GenOn, each party’s and the combined company’s future revenues, income, indebtedness, capital structure, plans, expectations, objectives, projected financial performance and/or business results and other future events, each party’s views of economic and market conditions, and the expected timing of the completion of the proposed transaction.

Forward-looking statements are not a guarantee of future performance and actual events or results may differ materially from any forward-looking statement as result of various risks and uncertainties, including, but not limited to, those relating to: the ability to satisfy the conditions to the proposed transaction between NRG and GenOn, the ability to successfully complete the proposed transaction (including any financing arrangements in connection therewith) in accordance with its terms and in accordance with expected schedule, the ability to obtain stockholder, antitrust, regulatory or other approvals for the proposed transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule, diversion of management attention on transaction-related issues, impact of the transaction on relationships with customers, suppliers and employees, the ability to finance the combined business post-closing and the terms on which such financing may be available, the financial performance of the combined company following completion of the proposed transaction, the ability to successfully integrate the businesses of NRG and GenOn, the ability to realize anticipated benefits of the proposed transaction (including expected cost savings and other synergies) or the risk that anticipated benefits may take longer to realize than expected, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emissions allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness.

Additional information concerning other risk factors is contained in NRG’s and GenOn’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond NRG’s or GenOn’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made, and neither NRG nor GenOn undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. All subsequent written and oral forward-looking statements concerning NRG, GenOn, the proposed transaction, the combined company or other matters and attributable to NRG or GenOn or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NRG and GenOn will be submitted to the respective stockholders of NRG and GenOn for their consideration. NRG will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of NRG and GenOn that also constitutes a prospectus of NRG. NRG and GenOn will mail the joint proxy statement/prospectus to their respective stockholders. NRG and GenOn also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which NRG or GenOn may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF GENON AND NRG ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about NRG and GenOn, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. NRG and GenOn make available free of charge at www.nrgenergy.com and www.genon.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

NRG, GenOn, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of GenOn and NRG in connection with the proposed transaction. Information about the directors and executive officers of NRG is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 12, 2012. Information about the directors and executive officers of GenOn is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 30, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.